Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

TaskUs, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

87652V109

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 87652V109	Page 1 of 5

1	Names of Reporting Persons Jaspar Weir
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 11,606,894
	6	Shared Voting Power 0
	7	Sole Dispositive Power 11,606,894
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,606,894
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 29.9%
12	Type of Reporting Person IN

Schedule 13G

CUSIP No. 87652V109	Page 2 of 5

ITEM 1.	(a)	Name of Issuer:

TaskUs, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

650 Independence Drive, Suite 100, New Braunfels, Texas 78132

ITEM 2.	(a)	Name of Person Filing:

This statement is filed on behalf of Jaspar Weir (the “Reporting Person”).

(b)	Address or Principal Business Office:

The business address of the Reporting Person is c/o TaskUs, Inc., 1650 Independence Drive, Suite 100, New Braunfels, Texas 78132.

(c)	Citizenship of each Reporting Person is:

Jaspar Weir is a citizen of the United States.

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.01 per share (“Class A Common Stock”).

(e)	CUSIP Number:

87652V109

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of December 31, 2021, based upon 27,257,480 shares of Class A Common Stock outstanding as of November 8, 2021, based on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2021.

Schedule 13G

CUSIP No. 87652V109	Page 3 of 5

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Jaspar Weir	11,606,894	29.9%	11,606,894	0	11,606,894	0

The Reporting Person is the beneficial owner of 11,606,894 shares of Class A Common Stock, which consist of (i) 86,891 shares of Class A Common Stock held of record by the Reporting Person, (ii) 11,451,107 shares of Class B Common Stock held of record by various family trusts over which the Reporting Person claims beneficial ownership, each of which is convertible to Class A Common Stock on a one-for-one basis, and (iii) 68,896 shares of Class A Common Stock underlying options that are currently exercisable.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

The Reporting Person, Bryce Maddock, certain affiliates of Blackstone Inc., and trusts for which the Reporting Person and Mr. Maddock serve as co-trustee or trustee, as applicable (collectively, the “Stockholders”), are parties to a Stockholders Agreement (the “Stockholder Agreement”), which contains, among other things, certain provisions relating to transfer of, and coordination of the voting of, securities of the Issuer by the parties thereto.

By virtue of the Stockholder Agreement and the obligations and rights thereunder, the Reporting Person acknowledges and agree that he is acting as a “group” with the other Stockholders within the meaning of Section 13(d) of the Exchange Act. The Reporting Persons expressly disclaim beneficial ownership over any shares of Class A Common Stock that they may be deemed to beneficially own solely by reason of the Stockholder Agreement. The other Stockholders are separately making Schedule 13G filings reporting their beneficial ownership of shares of Class A Common Stock.

Schedule 13G

CUSIP No. 87652V109	Page 4 of 5

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

Schedule 13G

CUSIP No. 87652V109	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

Jaspar Weir

/s/ Jaspar Weir